# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002019143

## Reporting persons
- Arvind Nithrakashyap: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,143,267; shared voting power 200,000; sole dispositive power 11,143,267; shared dispositive power 200,000; aggregate amount beneficially owned 11,343,267 (11.5% of the class)

## Item 1. Issuer
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, CA, 94304.

## Item 2. Person Filing
Name of person filing: Arvind Nithrakashyap
Address of principal business office or, if none, residence:
3495 Deer Creek Road
Palo Alto, CA 94304
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024, and is incorporated by reference.

Row 9 includes 446,875 shares of issuable within 60 days of December 31, 2024, upon the settlement of restricted stock units held by the Reporting Person that are releasable within 60 days of December 31, 2024, and 200,000 shares held by the Nithrakashyap/Chetterjee Revocable Trust for which the Reporting Person is trustee and shares voting and dispositive power with his spouse.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024, and is incorporated by reference. The percentage set forth in each row 11 is based upon 87,102,908 shares of Class A common stock outstanding as of November 30, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on December 12, 2024, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to vote or to direct the vote.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has shared power to vote or to direct the vote.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to dispose or to direct the disposition.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has shared power to dispose or to direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Arvind Nithrakashyap: /s/ Arvind Nithrakashyap, Arvind Nithrakashyap (02/14/2025)